August 4, 2023

VIA EDGAR

Anuja Majmudara

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for American Battery Technology Company Registration Statement on Form S-3 (File No. 333-271954)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, American Battery Technology Company (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:30 p.m. Eastern Time on August 8, 2023, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

American Battery Technology Company

/s/ Ryan Melsert
Name:	Ryan Melsert
Title:	Chief Executive Officer

cc: Amy Bowler, Esq.